Mail Stop 4720   May 29, 2009

Via Facsimile and U.S. Mail

Douglas C. MacLellan
President
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, CA 92780-7039

> **Re: AMDL, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 15, 2009**
> **File No. 333-159286**

Dear Mr. MacLellan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
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General

1. Please amend your registration statement to include a discussion of the private placements that closed in September 2008, December 2008 and January 2009.

2. We note that included among the 5,296,871 shares of common stock you wish to register are 1,044,992 shares issuable upon the exercise of warrants that have not yet been granted. It is premature to attempt to register such shares, as the underlying warrants are not outstanding. Please amend your registration statement to remove these shares.

* * *

As appropriate, please revise your information statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Randolf W. Katz, Esq.
        Baker & Hostetler LLP
        600 Anton Boulevard, Suite 900
        Costa Mesa, CA 92626

        Richard H. Bruck, Esq.
        160 Newport Center Drive, Suite 130
        Newport Beach, CA 92660